July 29, 2016

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. White:

On June 2, 2016, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst/Princeton Unconstrained Hedged Income Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on July 14, 2016, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. In footnote 2 to the fee table, revise the disclosure to remove reference to the adviser’s ability to terminate.

Response. The Registrant has revised the footnote as follows:

This agreement may only be terminated by the Fund's Board of Trustees on 60 days' written notice to the advisor ~~, by the advisor with the consent of the Board~~ and upon the termination of the Management Agreement between the Trust and the advisor.

Comment 2. In “Principal Investment Strategies,” it states that the Fund may invest in swaps. Please clarify the types of swaps in which the Fund may invest. If the Fund will write credit default swaps as a principal strategy, please also confirm supplementally that the Fund will cover the full notional value with cash or liquid securities. If the Fund may use total return swaps as a principal strategy, please supplementally confirm that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Response. The Fund will invest in interest rate swaps. The Fund will segregate assets with respect to its derivative positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the staff’s related no-action letters and other published staff interpretations. The Registrant confirms that, (i) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (ii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Comment 3. Please include an example in the disclosure regarding how duration works.

Response. The Registrant has revised the disclosure as follows:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. For example, if a bond has a duration of 5 years, a 1% rise in interest rates would result in a 5% decline in the share price. If a bond has a duration of 10 years, a 1% rise in interest rates would cause a 10% decline in the share price.

Comment 4. Please confirm that, in writing its derivative disclosures, the Registrant considered the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response. The Registrant confirms that, in writing its derivative disclosures, the Registrant considered the Division of Investment Management's observations on derivatives-related disclosure noted in the letter.

Comment 5. In “Bank Loans Risk”, please add disclosure stating that the Fund may be forced to incur losses in order to pay redemption proceeds on time.

Response. The Registrant revised the disclosure as requested.

Comment 6. In “Performance”, please add a footnote noting that the performance shown is for the Fund’s prior strategy.

Response. Form N-1A does not require this disclosure, and the General Instructions to Form N-1A state that additional information beyond what is required may not be added Items 2 through 8, so the Registrant has not added the footnote requested.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 7. In “Investment Objectives”, it notes that 60 days’ notice will be given to shareholders of a change in the investment objective. Please confirm that notice was given of this change.

Response. The Registrant has determined not to change the investment objective of the Fund.

Comment 8. In “Asset-Backed Security Risk”, consider changing it to asset-backed and mortgage-backed security risk to be consistent with the item 4 risk disclosure.

Response. The Registrant has made the revision requested.

Management of the Fund

Comment 9. In “Portfolio Manager”, please add disclosure indicating how long he has been a portfolio manager of the Fund.

Response. The Registrant has revised the disclosure as follows:

Munish Sood is primarily responsible for the day-to-day management of the Fund’s portfolio. He has served the Fund in this capacity since the Fund commenced operations in 2014.

Comment 10. In “Advisory Fees”, please confirm supplementally that the semi-annual report for the period ended December 31, 2014 is the most recent shareholder report containing a discussion regarding the basis of the Board of Trustees’ approval of the management agreement with the Advisor for the Fund and a discussion regarding the basis of the Board of Trustees’ approval of the sub-advisory agreement between the Advisor and Sub-Advisor for the Fund.

Response. The Registrant so confirms.

* * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Thompson Hine, LLP

Thompson Hine, LLP